July 19, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:                             Flextronics International Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2013

Filed on May 28, 2013

File No. 000-23354

Ladies and Gentlemen:

On behalf of Flextronics International Ltd., a Singapore company (the “Company”), we are providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2013 (the “10-K”) in the letter dated July 9, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Christopher Collier, Chief Financial Officer of the Company.  Set forth below are the Company’s responses to the Staff’s comments.  To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 91

1.                                      We note that you added disclosures beginning on page 91 regarding the expiration dates for approximately $43.7 million of deferred tax assets associated with your operating loss and tax credit carryforwards. Please provide us with the expiration dates for the $2.6 billion remaining deferred tax assets associated with the net operating loss and other carryforwards for which you have recorded a full valuation allowance and tell us your consideration to also disclose the expiration dates for such assets pursuant to ASC 740-10-50-3(a).

Flextronics International Ltd. (Co. Reg. No. 199002645H)     |     2 Changi South Lane, Singapore 486123     |     Main:   +65.6876.9899     |     www.flextronics.com

Company Response:

The Company acknowledges the need to disclose the expiration dates of operating losses and credit carryforwards pursuant to ASC 740-10-50-3(a).  As noted, the Company has only disclosed the expiration dates for the Company’s net deferred tax assets associated with net operating losses and other carryforwards.  The expiration dates for the gross $2.6 billion of deferred tax assets related to operating losses and other carryforwards is as follows:

In millions
2014-2019	$143.7
2020-2025	1,046.7
2026 and post	800.8
Indefinite	609.8
$2,600.9

The amount due to expire in fiscal 2014 is insignificant.

The Company acknowledges that enhanced disclosure of the gross deferred tax assets related to operating losses and other carryforwards for which the Company has recorded a full valuation allowance may assist readers in further understanding the significance of the Company’s tax loss carryforward positions.  The Company proposes the following disclosure to be included in future annual filings beginning with the Form 10-K for the year ending March 31, 2014 (amounts shown will change from 2013 fiscal year-end figures):

The Company has recorded a deferred tax asset of approximately $2.6 billion related to tax losses and other carryforwards against which the Company has recorded a valuation allowance for all but $43.7 million of the deferred tax assets.  These tax losses and other carrforwards will expire at various dates as follows (in millions):

2014-2019	$143.7
2020-2025	1,046.7
2026 and post	800.8
Indefinite	609.8
$2,600.9

2.                                      We note that you have not provided for income taxes on approximately $457.7 million of undistributed earnings of your foreign subsidiaries, as such earnings are not intended by management to be repatriated in the “foreseeable future.” Please clarify whether the company has sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely. To the extent you have evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that the earnings will be postponed indefinitely, please revise your disclosures in future filings to clearly indicate as such. We refer you to ASC 740-30-25-17.

Company Response:

The Company respectfully confirms to the Staff that the Company has sufficient evidence to show that its foreign subsidiaries have invested or will invest their undistributed earnings indefinitely.  As of March 31, 2013, these undistributed earnings are in legal entities that have ongoing and growing business operations related to which the undistributed earnings have been, or will be used. Expected uses include local working capital requirements, capital expenditures for expansion, funding of previously announced acquisitions, and other financing activities.

The Company proposes to replace the paragraph in question and to include the following modified disclosure in our income tax footnote, which is consistent with the disclosures made on page 46 of our Annual Report on Form 10-K for the year ended March 31, 2013, to be included in future filings beginning with the Form 10-K for the year ending March 31, 2014 (amounts shown will change from 2013):

The Company does not provide for income taxes on approximately $457.7 million of undistributed earnings of its subsidiaries which are considered to be indefinitely reinvested outside of Singapore as management has plans for the use of such earnings to fund certain activities outside of Singapore. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

Item 9A.  Controls and Procedures

(b) Management’s Annual Report on Internal Control over Financial Reporting, page 113

3.                                      We note that management concluded the company’s internal control over financial reporting was adequately designed and operating effectively as of March 31, 2013. Please explain further what you mean by “operating effectively.” In this regard, please confirm whether your internal control over financial reporting was effective at year-end and if so, please revise your disclosures in future filings to unambiguously indicate as such. We refer you to Item 308(a)(3) of Regulation S-K.

Company Response:

The Company respectfully confirms to the Staff that the Company’s internal control over financial reporting was effective as of March 31, 2013.

Further, the Company has considered the requirements of Item 308(a)(3) of Regulation S-K and agrees to revise disclosures in our future filings beginning with the Form 10-K for the year ending March 31, 2014.  Assuming that our internal controls over financial reporting are effective, the proposed disclosure relating to Management’s Annual Report on Internal Control over Financial Reporting will replace entirely the disclosure within Item 9A(b) and will be as follows:

(b)    Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of March 31, 201X, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 201X.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements or prevent or detect instances of fraud. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

* * * * *

The Company acknowledges that:

•                                    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 408-576-7718.

Very truly yours,

/s/Christopher Collier
Christopher Collier
Chief Financial Officer

cc:	Jonathan S. Hoak, Flextronics International Ltd.
Susan Marsch, Flextronics International Ltd.
Brian Baer, Deloitte & Touche LLP
Melissa Kindelan, Securities and Exchange Commission
Jeffrey N. Ostrager, Curtis, Mallet-Prevost, Colt & Mosle LLP